FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending July 9, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

                                     Annex A

The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                            GlaxoSmithKline plc
                                                                   (Registrant)

Date: July 9, 2004                                         By: LORRAINE DAY
                                                             ------------------
                                                                   Lorraine Day
                                                Authorised Signatory for and on
                                                  behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


29 June 2004                  Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline  Employee  Trust,  ("GSK Trust"),
                              transferred  7,510 Ordinary Shares in the Company
                              to   participants   in  the  SmithKline   Beecham
                              Employee Share Option Plan 1991.


The Company was advised of these transactions on 30 June 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
30 June 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


30 June 2004                  Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline  Employee  Trust,  ("GSK Trust"),
                              transferred  6,538 Ordinary Shares in the Company
                              to   participants   in  the  SmithKline   Beecham
                              Employee Share Option Plan 1991.


The Company was advised of these transactions on 1 July 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
1 July 2004

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 1 July 2004, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 April to 30 June 2004, as listed below.

Non Executive Director               Ordinary Shares        American Depository
                                                              Shares (ADS)
Sir Christopher Hogg                      1,500
Sir Christopher Gent                     435.3041
Mr Lawrence Culp                                                    125
Mr Crispin Davis                           250
Sir Peter Job                              250
Sir Ian Prosser                            250
Dr Ronaldo Schmitz                         250
Dr Lucy Shapiro                                                     125
Sir Robert Wilson                          250


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 April to 30 June 2004, as listed below.


Non Executive Director               Ordinary Shares        American Depositary
                                                                   Shares
                                                                   (ADS)

Sir Christopher Hogg                    3,301.0563
Mr Lawrence Culp                                                  430.0048
Mr Crispin Davis                         990.3169
Sir Peter Job                            990.3169
Sir Ian Prosser                          495.1585
Dr Ronaldo Schmitz                       484.1549

The Company and the directors were informed of these allocations on 1 July 2004.

S M Bicknell
Company Secretary
2 July 2004

Directors Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)11.26 per Ordinary Share on 1 July 2004 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe           Acquisition  of 6 Ordinary  Shares  under the  Dividend
                        Reinvestment element of the Plan

Mr Coombe and the Company were advised of this information on 2 July 2004.


S M Bicknell
Company Secretary

2 July 2004

                                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 2 July 2004, that as a result of a recalculation of the fund on 1 July 2004, the number of Ordinary Share ADRs held by the fund had changed from 18,976,794 to 18,996,800 at an average price of $42.64.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

5 July 2004

                                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 6 July 2004, that as a result of a movement in the fund on 2 July 2004, the number of Ordinary Share ADRs held by the fund had changed from 18,996,800 to 19,032,373 at an average price of $40.85.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

6 July 2004

                                             Director's Interests



I give below details of changes in interests in the Ordinary Shares and American Despositary Receipts (ADRs) of GlaxoSmithKline plc in respect of the under-mentioned directors:-


Dr J P Garnier                       The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Garnier on 6
                                     July 2004 that his interest had notionally increased by 1,698.713 ADRs at a price of $42.05 per ADR following the notional re-investment of the dividend paid to shareholders on 1 July 2004.

Dr T Yamada                          The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Yamada on 6
                                     July 2004 that his interest had notionally increased by 509.614 ADRs at a price of $42.05 per ADR following the notional re-investment of the dividend paid to shareholders on 1 July 2004.

Mr J D Coombe                        The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Mr Coombe on 6
                                     July 2004 that his interest had notionally increased by 1,040.917 Ordinary Shares at a price of (pound)11.67 per Ordinary Share following the notional re-investment of the dividend paid to shareholders on 1 July
                                     2004.


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

S M Bicknell
Company Secretary

6 July 2004

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 1 July 2004 under a Single Company ISA at a price of (pound)11.27 per Ordinary Share:

Mr J D Coombe                                                               4

Mrs G A Coombe                                                              4
  (wife of Mr J D Coombe)

Sir Peter Job                                                               7


The Company and Directors were advised of this information on 6 July 2004.




S M Bicknell
Company Secretary

6 July 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier                       The Administrators of the
                                     SmithKline Beecham Mid-Term Incentive Plan notified the Company and Dr Garnier on 6
                                     July 2004 that he had increased his
                                     interest by 1,388.463 Ordinary Share ADRs at a price of $40.755 per Ordinary Share
                                     ADR following the re-investment of the
                                     dividend paid to shareholders on 1 July
                                     2004.




S M Bicknell
Company Secretary

6 July 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier                       The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Garnier on 6
                                     July 2004 that he had increased his
                                     interest by 302.269 Ordinary Share ADRs at a price of $40.755 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 1 July 2004.




S M Bicknell
Company Secretary

6 July 2004

        GLAXOSMITHKLINE AGREES TO SETTLE AUGMENTIN ANTI-TRUST LITIGATION


GlaxoSmithKline (GSK) today announced that that it has agreed to settle US anti-trust cases involving the antibiotic product Augmentin. GSK will pay $92 million ((pound)50 million) in settlement of class action lawsuits brought on behalf of direct purchasers, including pharmaceutical wholesalers, and indirect purchasers such as consumers and third party payers.* The settlements are being submitted for review to the U.S. District Court for the Eastern District of Virginia, where the cases have been pending since 2002. GSK continues to believe that its actions were appropriate in obtaining and enforcing its patents for Augmentin.

GSK is also progressing towards settlement of certain other legal matters for which additional provision is required.

The settlement of all these legal matters will be covered using existing provisions together with an additional legal charge which will be taken in the Company's earnings in the second quarter of 2004. This legal charge is expected to be approximately (pound)170 million and will be largely offset by gains realised from the sale of equity investments and other income. Taken together, these items are therefore expected to have minimal impact on the second quarter's earnings.

GSK's 2004 earnings guidance remains unchanged with the Company expecting to deliver EPS (at constant exchange rates) at least in line with business performance EPS in 2003.

S M Bicknell
Company Secretary
8 July 2004


GlaxoSmithKline one of the world's leading research-based pharmaceutical and healthcare companies is committed to improving the quality of human life by enabling people to do more, feel better, and live longer. For company information and a copy of the company's product development pipeline, visit GSK at www.gsk.com.


* Further details of the case are available in the company's 2003 Annual Report (page 119).



Enquiries:

UK Media enquiries:                     Martin Sutton            (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                     Nancy Pekarek            (215) 751 7709
                                        Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215) 751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542
                                        Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:         Frank Murdolo            (215) 751 7002
                                        Tom Curry                (215) 751 5419

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


7 July 2004                   Abacus (GSK) Trustees Limited,  as trustee of the
                              GlaxoSmithKline  Employee  Trust,  ("GSK Trust"),
                              transferred  1,818 Ordinary Shares in the Company
                              to   participants   in  the  SmithKline   Beecham
                              Employee Share Option Plan 1991.


The Company was advised of this transaction on 8 July 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
9 July 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-


Mr J D Coombe                        The Administrators of the
                                     GlaxoSmithKline Annual Investment Plan
                                     notified the Company and Mr Coombe on 9
                                     July 2004 that he had increased his
                                     interest by 139 Ordinary Shares at a price of (pound)10.82 per share following the re-investment of the dividend paid to shareholders on 1 July 2004.




S M Bicknell
Company Secretary

9 July 2004

                              Directors' Interests

The Administrators of the GlaxoSmithKline Executive Supplemental Savings Plan notified the Company and the under-mentioned Directors on 9 July 2004 of changes in their interests in Ordinary Share ADRs arising from an increase in their interests under the Annual Investment Plan feature following the re-investment of the dividend paid to shareholders on 1 July 2004 at a price of $40.85 per share:-


Dr J P Garnier                                                   317

Dr T Yamada                                                      204


S M Bicknell
Company Secretary

9 July 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 9 July 2004, that as a result of a movement in the fund on 8 July 2004, the number of Ordinary Share ADRs held by the fund had changed from 19,032,373 to 19,041,528 at an average price of $41.23.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

9 July 2004